Exhibit 23



          Consent of Independent Registered Public Accounting Firm



To the Finance Committee of the
CNF Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements (Nos. 333-92399 and 333-102749 on Form S-8) of CNF Inc. of our report dated June 17, 2005, with respect to the statements of net assets available for benefits of the CNF Inc. Thrift and Stock Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the CNF Inc. Thrift and Stock Plan.

/s/ KPMG LLP

Portland, Oregon
June 23, 2005